SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to             .

Commission file number: 333-

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Cox Communications, Inc.

2002 Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cox Communications, Inc.

1400 Lake Hearn Drive

Atlanta, Georgia 30319

Page Number in This Report
ITEMS 1 AND 2

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	5

Statements of Net Assets Available for Benefits as of December 31, 2004 and December 31, 2003	6

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and December 31, 2003	7

Notes to Financial Statements	8

EXHIBIT

Consent of Deloitte & Touche LLP	10

EXHIBIT INDEX

Exhibit Number
23.1	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned duly authorized official.

COX COMMUNICATIONS, INC. 2002 EMPLOYEE STOCK PURCHASE PLAN

Date: March 31, 2005	By:	/s/ Andrew A. Merdek
Andrew A. Merdek
Corporate Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sponsor and Participants

Cox Communications, Inc.

2002 Employee Stock Purchase Plan

We have audited the accompanying statements of net assets available for benefits of the Cox Communications, Inc. 2002 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

March 31, 2005

COX COMMUNICATIONS, INC.

2002 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2004 AND

DECEMBER 31, 2003

	2004	2003
ASSET
Receivable from Plan Sponsor	$11,533	$10,471,326

LIABILITY
Distribution due to Plan participants	(11,533)	(10,471,326)

Net assets available for benefits	$—	$—

See notes to financial statements.

COX COMMUNICATIONS, INC.

2002 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR

BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Employee Contributions	$3,698,909	$7,905,206
Transfer from Plan Sponsor (Note 1)	12,492,385	—

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Distributions to Plan participants (Note 1)	(12,492,385)	—
Withdrawals from Plan	(1,666,317)	(1,576,541)
Increase in distributions due to Plan participants	(2,032,592)	(6,328,665)

CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	—	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	—	—

End of period	$—	$—

See notes to financial statements.

COX COMMUNICATIONS, INC.

2002 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003.

1.	PLAN TERMINATION

The Cox Communications, Inc. 2002 Employee Stock Purchase Plan (the “Plan”) was terminated on June 30, 2004. The Plan Sponsor transferred to the Plan the employee withholdings held by the Plan Sponsor in order to purchase the common stock. The liability of $12,503,918 was satisfied through the issuance of 482,025 shares of common stock and through cash payments of $53,522 attributable to fractional shares, of which $11,533 was distributed subsequent to December 31, 2004.

2.	DESCRIPTION OF PLAN

The Plan is a self-funded contributory stock purchase plan which provides employees the option to purchase stock at a discounted price.

General—The Plan was adopted by Cox Communications, Inc. (the “Plan Sponsor”) during 2002 to allow eligible employees to purchase Plan Sponsor stock (up to 3,000,000 shares in the aggregate) at a discounted price. Eligible employees are employees who work 20 hours or more per week, including any such person on an authorized leave of absence. There are four entry dates on which eligible employees may commence participation under the Plan, including July 1, 2002, January 1, 2003, July 1, 2003, and January 1, 2004. Any eligible employee who is employed on a grant date (April 15, 2002, November 1, 2002, May 1, 2003, and November 1, 2003) is eligible to participate in the Plan as of the entry date that immediately follows such grant date. If an eligible employee elects not to participate on such entry date, he or she will not be permitted to participate in the Plan at any later date. The purchase price per share offered under the Plan with respect to any grant date is the lower of 85% of the fair market value of the share as of such grant date or 90% of the fair market value of the share at the end of the offering period. Shares will be offered to eligible employees for subscription during the period beginning with the applicable grant date and ending on the date 45 days after the grant date (the “Subscription Period”); provided that the Subscription Period with respect to the initial grant date under the Plan shall end 60 days after that grant date. Unless an employee has previously withdrawn from the Plan, shares will be issued on June 30, 2004 based on contributions to date.

Contributions—Contributions to the Plan are made by the participants based on the amount of participant elections. Contributions to the Plan are commingled with the general assets of the Plan Sponsor. Participants’ contributions are limited to $13,000 during the purchase period from July 1, 2002 to June 30, 2004. Contributions are made primarily through automatic payroll deductions.

Distributions—Upon written request, participants may withdraw their total contributions or reduce their contributions prospectively. Distributions may be made in either cash or stock, with cash payments for any fractional shares. These two options are also available to an individual whose employment terminates due to death or retirement.

Administrative Expenses—The Compensation Committee of the Board of Directors of the Plan Sponsor administers the Plan. The expenses of administering the Plan are paid by the Plan Sponsor.

Vesting—At all times, each Plan participant has a fully vested, nonforfeitable right to all cash amounts withheld from his or her paychecks.

Plan Termination—The Plan may be terminated by the Board of Directors of the Plan Sponsor at any time. Upon such termination, shares of common stock will be issued to employees based on their contributions to date, and in the same manner as if the Plan were terminated at June 30, 2004.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the accrual basis of accounting. The receivable from the Plan Sponsor represents accumulated payroll deductions less amounts disbursed for withdrawals. The liability due to participants represents accumulated payroll deductions to be disbursed to Plan participants for purchase of Plan Sponsor stock.

4.	INCOME TAXES

The right to purchase shares of common stock under the Plan is intended to constitute an option granted by the Plan Sponsor pursuant to an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code, and that such shares, for tax purposes, shall be treated in accordance with the provisions thereof.

An employee is not considered to have income for federal income tax purposes from the granting of a right to purchase shares. Amounts deducted from an employee’s compensation do not reduce the amount of his or her income for tax purposes.

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